

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2011

Via U.S. Mail
Mr. Michael J. Ulrich
Chesapeake Granite Wash Trust
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue, Suite 500
Austin, Texas 78701

Via E-mail to Jeff Zanotti, Esq., In-House Counsel
Ms. Jennifer M. Grigsby
Senior Vice President, Treasurer, and Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re:** **Chesapeake Granite Wash Trust**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 19, 2011**
> **File No. 333-175395**
>
> **Chesapeake Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 19, 2011**
> **File No. 333-175395-01**

Dear Mr. Ulrich and Ms. Grigsby:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Forms S-1 and S-3

General

1. We remind you of prior comments 1 through 6, and comment 10 from our letter dated August 4, 2011. In addition, we are reviewing your response to the staff's letter dated August 2, 2011 with respect to Chesapeake Energy Corporation, and may have additional comments on your registration statement after the completion of such review.

2. Please make relevant updates with each amendment. For example, and without limitation, please update your disclosure regarding the status of your application to list on The New York Stock Exchange. In that regard, we note the update provided in your response to comment 5 from our letter dated August 4, 2011.

3. We note your response to comment 5 from our letter dated August 4, 2011 with respect to the omitted information that relates to your hedging arrangements, and your statement that such information is market sensitive and dependent on the offering date. We also note your statement that you have accordingly omitted such information pursuant to Rule 430A. Please tell us whether you will be able to provide such information prior to effectiveness of the registration statement. If you will not be able to provide such information prior to effectiveness, please tell us why. For example, and without limitation, please tell us when the hedging arrangements will be finalized. We may have additional comment.

Summary, page 1

4. We note your response to comment 13 from our letter dated August 4, 2011. Please balance your disclosure regarding the relatively low risk nature of the reservoirs with a brief description of the relative development costs.

Risk Factors, page 20

Oil and gas drilling and producing operations can be hazardous…, page 33

5. We note your response to comment 17 from our letter dated August 4, 2011, and reissue such comment in part. In that regard, please tell us, with a view towards disclosure, the deductibles and the nature of the "customary exclusions and limitations" that you reference at page 34.

Sensitivity of Target Distributions to Changes in Oil, Natural Gas Prices and Volumes, page 59

6. Please tell us, with a view toward disclosure, how much oil and gas prices would need to fall for the estimated distributable income of the trust to be zero (i.e., for the trust's expenses to be equal to or in excess of the trust's revenues) for the periods specified in the sensitivity tables on pages 60-61.

7. We note your response to comment 26 from our letter dated August 4, 2011. Please tell us why it is both necessary and appropriate for counsel to rely on your representation that the trust is organized in accordance with the Delaware Statutory Trust Act.

Engineering Comments

Hydraulic Fracturing, page 35

8. Please tell us the average amount of fresh water used per well for hydraulically fracturing the Granite Wash; the source of that water and how you treat and dispose of this water.

Development Agreement and Drilling Support Lien, page 44

9. You state that you will not drill or allow to be drilled any well that will have a perforated segment within 660 feet of a Development Well or Producing Well. Please tell us how this distance was determined and with a view towards disclosure please tell us the closest current distance between perforated segments of the wells that have already been drilled.

10. In regards to your response to our prior comment 33, we have reviewed the Ryder Scott reserve report and it does not appear that they limited the reserves for the Granite Wash Trust to the 20 year life of the trust. Please revise your proved reserves amount for the Granite Wash Trust so it includes no reserves that would be produced after the date of the termination of the trust which is given as June 30, 2031 on page 44.

11. From the reserve report we note that the average EUR of NGLs of the proved producing reserves is approximately 200 thousand barrels per well but the average EUR of the proved developed shut-in and proved undeveloped reserves is closer to 300 thousand barrels per well. Please reconcile this for us.

12. In regards to your response to our prior comment 41, and with a view towards disclosure, please tell us who will be responsible for the cost of water production, handling, treatment and disposal. Also tell us if you currently use artificial lift on the wells on production and, if not, if you anticipate using it in the future. If so, please tell us who will be responsible for the costs to install this equipment. In addition, if the wells require re-fracking in the future, please tell us who will be responsible for those costs.

13. In regards to your response number 46, please tell us where the annual administrative expenses that the Trust will be responsible for was included in the Ryder Scott evaluation.

14. All proved reserves must meet the standard of reasonable certainty. Therefore, please tell us the evidence that you have that horizontal wells in the Granite Wash for the Underlying Properties will produce in excess of fifty years with some estimated to produce as long as sixty five years.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director

cc: Michael S. Telle, Esq.
       Bracewell & Giuliani LLP